Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
VIA EDGAR
March 5, 2007
Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Baker Hughes Incorporated Preliminary Proxy Statement filed on Schedule 14A Filed on January 24, 2007, and Preliminary Proxy Statement filed on Schedule 14A Filed on February 23, 2007 File No. 1-09397
Dear Ms. Parker:
     We are responding to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by telephone conversation on March 1, 2007 regarding the filing listed above by Baker Hughes Incorporated (the “Company”). The Staff has indicated that the Company may file its definitive proxy statement so long as it files this letter prior to, or contemporaneously with, the definitive proxy statement filing.
     As noted to the Staff via voicemail and email messages on February 26, 2007, each to Mellissa Duru, Division of Corporation Finance, and as further explained below, subsequent to the filing listed above the Company discovered that it needed to revise certain numbers presented in the “All Other Stock Awards: Number of Shares of Stock or Units” and “Grant Date Fair Value of Stock and Option Awards” columns in the Grants of Plan-Based Awards table as well as certain numbers for Company’s directors presented in a footnote to the Director Compensation table.
     Specifically, the Company discovered that it incorrectly had included issuances of stock under the Company’s Performance Plan as a grant in the “All Other Stock Awards:

Number of Shares of Stock or Units” column and as part of the calculation of the “Grant Date Fair Value of Stock and Option Awards” column in the Grants of Plan-Based Awards table. While the issuance of such shares was made in 2006, the grant date computed in accordance with FAS 123R was in 2004 and therefore, pursuant to Item 402(d)(2)(viii) of Regulation S-K, such share amounts and their inclusion as part of the grant date fair value calculations should not have been included in the 2006 Grants of Plan-Based Awards table. Additionally, the Company discovered that certain numbers in the Grant Date Fair Value of Option Awards for grants of options made during 2006 in the Grants of Plan-Based Awards table as well as in a footnote to the Director Compensation table had incorrectly been calculated using the exercise price of the options granted rather than in accordance with FAS 123R as required by Item 402(d)(2)(viii) and the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K, respectively. Those amounts have been recalculated using the Company’s option pricing model based upon Black-Scholes methodology.
     As discussed with, and at the request of, the Staff via telephone conversation on March 1, 2007, the Company is filing this letter explaining the reasoning behind the number changes discussed herein and to inform the Staff that the correct numbers will be reflected in the Company’s definitive proxy statement filing.
     The Company respectfully believes it has appropriately responded to the Staff’s request. Please do not hesitate to call the undersigned, Christopher M. Powell, Corporate Counsel, at (713) 439-8543 or Sandy Alford, Corporate Secretary, at (713) 439-8673 of the Company with any questions. Thank you for your assistance.

Sincerely yours,
/s/ Christopher M. Powell
Christopher M. Powell
Corporate Counsel

cc:	Sandra E. Alford (Baker Hughes Incorporated)